March 25, 2016

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance, Office of Consumer Products

Mail Stop 3561

100 F Street, NE

Washington, DC 20549-3561

RE:	AutoZone, Inc. Form 10-K for Fiscal Year Ended August 29, 2015 Filed October 26, 2015 File No. 1-10714

Dear Ms. Thompson:

AutoZone, Inc. (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 29, 2015. Below is our response to the comments in your letter dated March 11, 2016. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Note A – Significant Accounting Policies

Merchandise Inventories, page 45

1.	We have reviewed your response to comment 2 in our letter dated February 4, 2016. Please address the following comments:

•	The last sentence in the second paragraph of your response states that your inventory balances are effectively maintained under the FIFO method. However, other portions of your response, including your proposed disclosure, state that you use weighted average cost which represents replacement cost. Please explain and clarify whether your inventory is effectively maintained under FIFO or weighted average cost and tell us the reasons for your determination.

AutoZone Response:

Over 25 years ago, AutoZone elected the LIFO costing method for financial reporting purposes to be consistent with the inventory method utilized for tax reporting purposes. During that time, we have maintained appropriate controls and a process to track the LIFO cost. Our inventory accounting system tracks inventory cost on a weighted average cost basis. As a result of a declining price environment for our business, our weighted average cost has been below the LIFO cost of our inventories since fiscal 1996, resulting in a debit LIFO reserve throughout that period. When preparing our financial statements, we recognize a lower of cost or market adjustment when LIFO cost exceeds market as described in Accounting Standards Codification (“ASC”) 330 (i.e., market represents “replacement cost”, subject to a “floor” and a “ceiling”). Consequently, in periods where we have experienced a debit LIFO reserve, we have reported our inventories at replacement cost, which has been estimated using the latest weighted average cost.

Our weighted average cost is recalculated each week, after adjusting for the current week’s product received and product sold. Inventory is reduced for products sold at the weighted average cost of each item as of the beginning of the week. Given the frequency and manner that the weighted average cost is recalculated, we have historically disclosed that these inventories are effectively maintained under the first-in, first-out method. While we continue to believe this to be the case, we recognize that this could be confusing to a reader of the financial statements. Therefore, we intend to modify in future filings the disclosure of our significant accounting policy for merchandise inventories as described in our previous response to remove the reference to “effectively maintained under the FIFO method”.

•	Please tell us how you determined that weighted average cost approximates current replacement cost.

AutoZone Response:

The AICPA Issues Paper Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories indicates that a reasonable approximation of replacement cost may be average cost. We have determined the weighted average cost approximates current replacement cost based on the following:

•	Our inventory costs have been fairly stable on an annual basis for the last several years. This is evidenced by the fact that our annual LIFO indices have remained relatively flat over the last five years (ranged from 1% to 2% deflation annually over that period). Our significant LIFO reserve is the result of the cumulative deflation since fiscal 1996.

•	On average, our inventory turns over once every eight months.

•	As previously noted in the response to the first comment, our weighted average cost is recalculated on a weekly basis.

Given the stability of the cost of our products, the frequency that our product turns over, and the timing on which we recalculate weighted average cost, we have concluded the best estimate of current replacement cost is the weighted average cost recalculated the last week of the reporting period.

•	Please tell us whether your LIFO cost value for inventory at year end is greater than the market value ceiling or whether it is between the ceiling and floor but greater than the weighted average replacement cost.

AutoZone Response:

Our LIFO cost value at the end of fiscal 2015 was between the market value ceiling and floor, as defined by ASC 330, but significantly greater than the replacement cost. Our LIFO cost value was not greater than the market value ceiling. Consistent with our policy to not write-up inventory in excess of replacement cost, our inventories at the end of fiscal 2015 were valued at our latest weighted average cost.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone, Inc.

By:	/s/ WILLIAM T. GILES
William T. Giles Chief Financial Officer and Executive Vice President Finance, Information Technology and ALLDATA